October 9, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention Loan Lauren P. Nguyen, Esq.

Re:	Dynagas LNG Partners LP

Amended Registration Statement on Form F-1

CIK No. 0001578453

Dear Ms. Nguyen:

Reference is made to the draft confidential Registration Statement on Form F-1 (the “Original Draft Registration Statement”) of Dynagas LNG Partners LP (the “Company”) in connection with the proposed registration of the Company’s common units under the Securities Act of 1933, as amended, (the “Securities Act”) that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on July 10, 2013. By letter dated August 6, 2013 (the “First Comment Letter”), the Staff provided the Company with its comments to the Original Draft Registration Statement. The first amended draft registration statement on Form F-1 (the “First Amended Draft Registration Statement on Form F-1”), which responds to the Staff’s comments contained in the First Comment Letter, was submitted to the Commission for review on September 16, 2013. By letter dated October 1, 2013, the Staff provided the Company with its comments to the First Amended Draft Registration Statement on Form F-1 (the “Second Comment Letter”). The Company has today filed via EDGAR its amended registration statement (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Second Comment Letter. The Amended Registration Statement also includes certain updates related to the passage of time, including the incorporation of the Company’s financial results for the six month period ended June 30, 2013.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Amended Registration Statement showing changes made from the First Amended Draft Registration Statement on Form F-1. Page numbers referenced are to the Amended Registration Statement.

General

1.	Please revise to disclose the names of the lead underwriters in your next amendment. We may defer further review of the filing until the lead underwriters are named.

In response to the Staff’s comment, the Company has listed the names of the expected underwriters on the cover page of the Amended Registration Statement.

Prospectus Summary, page 1 Overview, page 1

2.	We note your response to our prior comment 9 and your revised disclosures. Please disclose here the length of your current “multi-year” charters so that investors can evaluate your business. We note disclosure on page 85 stating that since 2007 you have employed all of your vessels in the short-term chartering market and such market has been “highly volatile” in recent years.

The Company advises the Staff that the fleet table on pages 95 and 143 sets forth information relating to the Initial Fleet, including the length of the initial terms and optional periods for each charter applicable to the vessels in the Initial Fleet. In addition, the average remaining term of the Company’s charters are disclosed as of September 30, 2013 on the same pages.

A limited newbuilding orderbook and high barriers, page 5

3.	Please clarify what you mean by “longer-term charters” on page 5 by providing quantitative information.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended Registration Statement, other than under the heading “The International Liquefied Natural Gas (LNG) Shipping Industry” to remove all references to longer- and shorter-term charters and has replaced those terms with the following concepts: “multi-year charters,” which are charters with initial terms of two years or more, and “charters with initial terms of less than two years.”

4.	We note the disclosure that 113 LNG carriers are scheduled to be delivered for the period between 2013 and 2017. Please revise to provide balancing disclosure here to discuss, if true, that any increase in LNG carrier supply may place downward pressure on charter rates.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Prospectus Summary—Positive Industry Fundamentals—A limited newbuilding orderbook and high barriers to entry should restrict the supply of new LNG carriers” on page 6 to include that “any increase in LNG carrier supply may place downward pressure on charter rates.”

Increasing ownership of the global LNG carrier fleet by independent owners, page 6

5.	Please revise the last sentence in the first paragraph of this section to state as a belief. In addition, please include a brief description of what you mean by “speculative ordering” and clarify what you mean by “very low” by providing quantitative information.

In response to the Staff’s comment, the Company has removed the disclosure referenced in this comment.

Distinguishing Features and Strategies, page 6 Fleet, page 7

6.	We note your disclosure that 14% of the global LNG fleet has a carrying capacity of between 149,000 and 155,000 cbm and a membrane containment system. Please explain why carrying capacity between 149,000 and 155,000 cbm provides you a competitive advantage compared to lower or greater capacities. Also disclose here and on page 2 the percentage of the current newbuilding orderbook for LNG carriers with such characteristics so that investors can assess your fleet compared to the overall LNG shipping market.

In response to the Staff’s comment, the Company has removed all references throughout the Amended Registration Statement to the term “competitive advantage” as it relates to the carrying capacity or the membrane containment system of the Initial Fleet. In addition, the Company has revised its disclosure on pages 3 and 96 to include the following statement: “According to Drewry, there are only 39 LNG carriers currently in operation, including the vessels in our Initial Fleet, with a carrying capacity of between 149,000 and 155,000 cbm and a membrane containment system, representing 9.0% of the global LNG fleet and a total of 118 LNG carriers on order of which 8 are being constructed with these specifications.”

Commercial, page 7

7.	We note your response to our prior comment 23 and reissue in part. Please disclose here that you expect that “a large portion of [your] cash flow from operations will be used to repay the principal and interest on [your] debt.” Refer to page 28.

The Company advises the Staff that it has removed the discussion relating to its acquisition of the Optional Vessels from the heading “Prospectus Summary—Distinguishing Features and Strategies—Commercial.” Accordingly, the Company has not included the statement referenced in this comment.

8.	We note your response to our prior comment 25. Your current initial fleet consists of three vessels and the respective multi-year charter agreements appear material to you. Please file the charter agreements with your registration statement.

In response to the Staff’s comment, the Company has filed its three charter agreements as Exhibits 10.8, 10.9 and 10.10 to the Amended Registration Statement. The Company advises the Staff that it plans to submit a Confidential Treatment Request pursuant to Rule 406 of the Securities Act to redact certain sensitive financial and commercial information contained in the charters.

9.	Please revise to clarify what you mean by the “relative fluid character of the short-term market” in the second paragraph of this section on page 7.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Prospectus Summary—Distinguishing Features and Strategies—Commercial—Pursue a multi-year chartering strategy” and throughout the Amended Registration Statement to remove references to a “relative fluid character of the short-term market.”

Borrowing Activities, page 8

10.	We note your response to our prior comment 29 and reissue in part. Please disclose the current status of your liquidity and financial covenants and describe how you are not currently in compliance with such covenants. In your disclosure, please include a quantitative discussion of your current status as it relates to these covenants.

In response to the Staff’s comment, the Company has updated its disclosure under the heading “Prospectus Summary—Distinguishing Features and Strategies—Borrowing Activities” on page 9 and throughout the Amended Registration Statement to disclose the current status of its liquidity and financial covenants, including a quantitative discussion of such status. In addition, the Company has disclosed the current status of its liquidity and financial covenants and described quantitatively how it is not in compliance with those covenants.

The Company advises the Staff that it is in advanced discussions with one of its lenders, an affiliate of Credit Suisse Securities (USA) LLC, to enter into a new $262 million senior secured credit facility (the “Proposed Senior Secured Revolving Credit Facility”), at or prior to the closing of this offering to permit, among other things, distributions to the Company’s unitholders and the other transactions contemplated in the Amended Registration Statement. A portion of the proceeds of the Proposed Senior Secured Revolving Credit Facility, together with a portion of the net proceeds of this offering, will be used to repay all of the Company’s existing outstanding indebtedness contemporaneously with the closing of this offering. The expected material terms of the Proposed Senior Secured Revolving Credit Facility are set forth under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Borrowing Activities—Proposed Senior Secured Revolving Credit Facility.”

In addition, the Company has guaranteed two loans of its Sponsor, with outstanding borrowings of an aggregate of up to $627 million, which are secured by four of the Optional Vessels, the Yenisei River, the Lena River, the Clean Ocean and the Clean Planet. The guarantees have been provided through certain of the Company’s subsidiaries, including the subsidiaries that own the vessels comprising its Initial Fleet. The Company’s Sponsor is in discussions with the lenders under these two credit agreements to amend these two loan agreements at or prior to the closing of this offering to, among other things, release the Company from its obligations as guarantor effective upon the closing of this offering.

The consummation of the offering is contingent upon the Company’s entry into the Proposed Senior Secured Credit Revolving Facility and the release of the guarantees described above.

Implications of Being an Emerging Growth Company, page 12

11.	We note your response to our prior comment 13 and reissue. Please disclose all of the ways you may cease to be an emerging growth company, including as of any date on which you have issued more than $1 billion in non-convertible debt over the three years prior to such date.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Prospectus Summary—Implications of Being an Emerging Growth Company” on page 14 to include that it will cease to be an emerging growth company if, among other things, it has more than $1.0 billion in “total annual gross revenues” during the most recently completed fiscal year, it becomes a “large accelerated filer” with market capitalization of more than $700 million, or as of any date on which it has issued more than $1.0 billion in non-convertible debt over the three year period to such date.

Cash Distributions, page 16

12.	We note disclosure on page 30 stating that under your credit facilities, you may be prohibited from making cash distributions. Please revise page 16 as well as your Risk Factors section to highlight the attendant risks of this limitation.

In response to the Staff’s comment, the Company has added the following disclosure under the headings “The Offering—Cash Distributions” on page 19 and “Risk Factors—We may be unable to pay the minimum quarterly distribution on our common units and subordinated units.” on page 30 to state: “Dynagas LNG Partners LP is a holding company, and its ability to make cash distributions to its unitholders is limited by the distribution of funds from its subsidiaries and the covenants contained in its credit facilities. In addition, we are currently in default under our credit facilities and as a result we are prohibited from paying distributions to our unitholders. All of our credit agreements, other than the $150 Million Clean Energy Credit Facility, also contain provisions that restrict our ability to declare and make distributions to our unitholders. We are in advanced discussions with one of our lenders, an affiliate of Credit Suisse, to enter into the Proposed Senior Secured Revolving Credit Facility at or prior to the closing of this offering to permit, among other things, distributions to the Company’s unitholders and the other transactions contemplated herein. A portion of the proceeds of this credit facility, together with the net proceeds of this offering, will be used to repay all of our existing outstanding indebtedness effective as of the closing of this offering. The expected material terms of the Proposed Senior Secured Revolving Credit Facility are set forth under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Borrowing Activities—Proposed Senior Secured Revolving Credit Facility.” ”

Summary Historical Consolidated Financial and Operating Data, page 20

13.	Please revise your disclosure in footnote (6) on page 24 to reflect the years for which the TCE rate information is presented.

In response to the Staff’s comment, the Company has revised its disclosure in footnote (6) to the Summary Historical Consolidated Financial and Operating Data to clarify the periods for which the TCE rate information is presented. Conforming changes were also made to footnote (6) to the Selected Historical Consolidated Financial and Operating data.

Risk Factors, page 26

“We are an “emerging growth company” and we cannot be certain if, page 37

14.	We note your revised disclosure in response to our prior comment 39. Your response indicates that you have revised to state that as a result of your election to take advantage of the extended transition period for complying with new or revised accounting standards, your “financial statements may not be comparable to companies that comply with public company effective dates.” However, we note that your disclosure on page 37 states that the “information [you] provide to[y]our unitholders may be different from information provided by other public companies.” In this regard, similar to page 99, please revise your disclosure in the risk factors section to disclose that your financial statements may not be comparable to companies that comply with public company effective dates.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Risk Factors—We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors” to state that the Company has elected to take advantage of the reduced reporting obligations, including the extended transition period for complying with new or revised accounting standards under Section 102 of the JOBS Act, and as a result of this election, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

Capitalization, page 53

15.	We note from your response to our prior comment 45 that you have revised your disclosure under the Capitalization table to state that the table does not include the $30 million revolving credit facility to be entered into with the Sponsor. Please tell us if you intend to borrow any amounts under this revolving credit facility at the time of the closing of the offering. If so, we believe this amount should be reflected in the “as further adjusted” column in the Capitalization table. Please advise or revise accordingly.

The Company advises the Staff that it does not intend to draw down amounts under the $30 million revolving credit facility at the time of the closing of the offering.

Dilution, page 54

16.	Please revise to include a table which sets forth the number of units that you will issue and the total consideration contributed to you by your general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus. Your table should set forth the number of common units purchased from the company, the total consideration paid and the average price per share paid by the existing shareholders and by the new investors.

In response to the Staff’s comment, the Company has included the requested table under the heading “Dilution.”

Our Cash Distribution Policy and Restrictions on Distributions, page 55

Forecasted Results of Operations for the Twelve Months Ending December 30, 2014, page 59

17.	We note that you have revised to present your forecasted results of operations for the twelve months ended December 31, 2014 with a comparison to the historical period of the twelve months ended December 31, 2012. However, we do not believe it is appropriate to exclude an entire fiscal year from the comparison of forecasted results to historical results. Therefore, if you wish to forecast your results through December 31, 2014, please revise to present the comparative historical financial information for the twelve month period ended December 31, 2013, in a column parallel to the forecasted information. In this regard, you may present your actual results for the six months ended June 30, 2013 combined with the forecasted results for the remaining six months of 2013 to present a comparable period to the December 31, 2014 forecasted information. Alternatively, in light of the fact that you are required to update your historical financial statements through June 30, 2013, in accordance with Item 8A of Form 20-F, you may revise to present forecasted results for the twelve month period ended June 30, 2014 with the comparative period being the historical results for the twelve months ended June 30, 2013. In either case, you should revise to explain how the historical and forecasted amounts for the twelve month periods were calculated or determined.

In response to the Staff’s comment, the Company has revised its forecasted results of operations for the twelve months ended December 31, 2014 under the section “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Results of Operations for the Twelve Months Ending December 31, 2014—Forecasted Results of Operations” to present the comparative historical financial information for the twelve month period ended December 31, 2013. In accordance with the Staff’s comment, the Company has presented its actual results for the six months ended June 30, 2013 combined with the forecasted results for the remaining six months 2013 to present a comparable period to December 31, 2014.

Summary of Significant Forecast Assumptions, page 62 Vessel Operating Expenses, page 63

18.	We note your response to our prior comment 51 and revised disclosure now forecasts a decrease in vessel operating expenses whereas your original forecast predicted an increase in such expenses. We also note that you disclose that the decrease is primarily due to the fact that all of the vessels underwent mandatory special survey and drydocking in 2012 and you do not expect to incur these expenses in 2014. Please tell us why you now believe that the previously disclosed increase in demand for qualified and experienced officers and crew is no longer applicable. Also, in light of the fact that your disclosure on page 62 indicates that crew wages are the most significant component of vessel operating expenses, and the only drydocking costs included in this line item appear to be peripheral repairs and maintenance costs, please provide us more detail of why you expect the average daily operating expense rate to be significantly lower in 2014.

The Company advises the Staff that its Manager has taken active measures to control the rate of increase of crew related expenses, which are reflected in the Company’s total operating expenses. Crew wages and related costs were $4.4 million for the six months ended June 2011 compared to $4.7 million for the six months ended June 30, 2013, reflecting an increase of 9%, while crew wages and related costs were $8.0 million for the year ended December 2011 compared to $9.8 million for the year ended December 31, 2012, reflecting an increase of 23%. Vessel operating expenses on a per day basis for the six months ended June 30, 2013 amounted to $11,477 per day per vessel as compared to the Company’s forecasted operating expenses of $12,000 per day. As the number of vessels managed by the Company’s Manager increases, the Company expects to benefit from economies of scale as a larger fleet allows for the retention of a steady pool of crew members. Because the Company’s Manager has a steady pool of crew members, the Company will not incur additional costs associated with the employment of new hires, resulting in lower vessel operating expenses. Total operating expenses were $6.2 million for the six months ended June 30, 2013 compared to $7.4 million for the six month period ended June 30, 2012, reflecting a decrease of 16%. The Company expects these trends to continue during 2014.

Voyage Expenses, page 63

19.	Your revised disclosure in response to our prior comment 52 indicates that you expect voyage expenses to decrease significantly because you assume all your vessels will be operational in 2014 and will not incur any voyage expenses other than commissions. Please revise to clearly explain why voyage expenses for the twelve month period ended December 31, 2012 were significantly higher than the forecasted period (i.e., you incurred a significant amount of voyage expenses in 2012, mainly bunkers, due to the repositioning and off-hire periods of your vessels in 2012 and you do not expect this to occur in 2014).

The Company respectfully refers the Staff to its response to comment 17 herein, advising the Staff that the Company has revised its forecasted results of operations for the twelve months ended December 31, 2014 to present comparative historical information for the twelve month period ended December 31, 2013. Under the revised forecast, the Company expects that voyage expenses will remain constant at $1.7 million for the periods indicated. Accordingly, the Company has not included additional disclosure in response to this comment.

General and Administrative Expenses, page 63

20.	We note your disclosure that forecasted general and administrative expenses for the twelve months ended December 31, 2014 of approximately $2.3 million are based on the assumption that you will incur approximately $2 million in incremental expenses as a result of being a publicly traded limited partnership. Please explain to us, and revise to disclose how you calculated or determined the $2 million amount.

The Company advises the Staff that it expects to incur approximately $2 million in incremental expenses as a result of being a publicly traded limited partnership, consisting of the following:

•	Executive officer salaries and board of directors salaries: $620,000

•	Auditor, legal and consulting fees and director and officer insurance: $1,200,000

•	NASDAQ listing fees and transfer agent fees: $70,000

•	Marketing, travel and investor relations expenses: $160,000

•	Miscellaneous expenses: $200,000

The Company has revised its disclosure under the heading “Our Cash Distribution Policy and Restrictions on Distributions—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions” to disclose the aggregate incremental expenses as a result of being a publicly traded limited partnership and the costs and fees that comprise those expenses.

Maintenance Capital Expenditures, page 64

21.	We note your disclosure that your initial annual estimated drydocking costs for your vessels for purposes of calculating operating surplus will be $2 million per year. Please explain to us and revise to disclose the assumptions used to calculate or determine the $2 million amount.

The Company advises the Staff that it has calculated the drydocking capital expenditures reserve for the operating surplus of $2 million based on the following assumptions and a five year period: total drydocking costs of $5 million (or $1.6 million per vessel); and lost revenues due to drydocking of approximately $5 million (assumes 22 days of offhire at prevailing contracted rates). Total drydocking costs and offhire expenses is approximately $10 million for the five year period, equaling approximately $2 million per year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82

Critical Accounting Policies and estimates, page 99 Vessel Lives and Impairment, page 100

22.

We note your response to our prior comment 59 that you believe the use of the five-year average historical rates is a conservative approach, which considers lower past time charter rates and as such you believe a sensitivity analysis to demonstrate how the use of the most recent thee and one year average historical rates would impact the impairment analysis would not provide useful information to investors. However, in light of the fact that choice of an average historical rate is subjective, we continue to believe a sensitivity analysis would be useful to explain how your impairment analysis for your vessels would be impacted in the event that you utilized another average rate (such as the most recent three year or one year historical average rates) for purposes of estimating cash flows for unfixed days. We believe such an analysis would allow investors to better understand how your future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods. Given your disclosure on the page 7 that charter rates with terms of 0 to 5 years have been more volatile than 5 to 10 year charter rates, and your disclosure on page 85 that since 2007, you have employed all of your vessels in the short-term chartering market and such market has been “highly volatile” over the last five years, we believe such disclosure would be valuable for investors considering the significant volatility in your earnings in recent years. Please revise accordingly. If the use of alternative average rates would not impact your impairment analysis, please revise you disclosure to indicate this.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Critical Accounting Policies and Estimates—Vessels Lives and Impairment” to clarify the assumptions used in its impairment analysis and to explain that the impairment analysis for its vessels would not be impacted by the use of the most recent three- and one-year historical average rates in determining the charter revenues for the unfixed days of the vessels.

The Company supplementally advises the Staff that the market value of each vessel individually and in the aggregate exceeded the respective carrying value of each vessel as of June 30, 2013 and December 31, 2012 and refers the Staff to the table and footnotes on page 122, which provide the aggregate market value of the Initial Fleet as of September 30, 2013. As such, the Company was not required to perform an impairment test. Historically, there was no indication of impairment to the vessels of the Company’s fleet.

23.	We note your additional disclosure on page 101 in response to our prior comment 60 which identifies the carrying value of each of your vessels as of September 10, 2013 and discloses that you believe that as of September 10, 2013, the basic charter-free market value for each vessel in your Initial Fleet is higher than each vessel’s carrying value. As previously requested, please revise to provide the carrying value as of each balance sheet date included in your filing. Also, the identification of vessels whose estimated market values are less than their carrying values should be done as of each balance sheet date. Also, please revise the table as originally requested to disclose the purchase price of each vessel.

In response to the Staff’s comment, the Company has revised the table on page 122 to disclose (i) historical acquisition cost of each vessel and (ii) their carrying values as of June 30, 2013 and December 31, 2012.

The Company supplementally advises the Staff that it believes the market value of its Initial Fleet as of October 8, 2013 of $641.1 million substantially exceeds its carrying value of $456.6 million at that date.

The International Liquefied Natural Gas (LNG) Shipping Industry, page 105 Short-Term Traders, page 114

24.	Please provide a brief definition for the terms “long-term contracts” and “short-term market” here.

The Company advises the Staff that references to “long-term contracts” or “long-term charters” refer to contracts lasting five years or more, and that references to “short-term contracts” or “short-term charters” refer to contracts lasting less than five years.

Management, page 145

Directors and Senior Management, page 146

25.	Please disclose which of your senior management serves the role of your principal financial officer.

In response to the Staff’s comment the Company has revised its disclosure under the heading “Management” to reflect that Mr. Michael Gregos serves as the Company’s Chief Financial Officer.

George Prokopiou, page 147

26.	We note your disclosure on page 147 that “companies related to Mr. Prokopiou have built more than 93 vessels at shipyards in South Korea, Japan and China.” Please clarify what you mean by “companies related to Mr. Prokopiou.”

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Management” to clarify that companies controlled by Mr. Prokopiou and his family have built more than 93 vessels at shipyards in South Korea, Japan and China.

Financial Statements, page F-1

Report of the Independent Registered Public Accounting Firm, page F-2

27.	Please revise to remove the restrictive legend in the report of the independent registered public accounting firm prior to the planned effectiveness of the Form F-1 registration statement.

The Company notes the Staff’s comment and advises the Staff that the restrictive legend in the report of the independent registered public accounting firm will be removed prior to the planned effectiveness of the registration statement.

Notes to the Consolidated Financial Statements, page F-7 7. Long-Term Debt, page F-14

28.	We note your revised disclosure on page 96 in response to our prior comment 28. As originally requested, please revise the notes to your financial statements to more clearly disclose the nature and terms of the restrictions imposed on your ability to pay distributions. Your revised disclosure in note 7 should be in a level of detail similar to your response to comment 28. In addition, include in MD&A disclosure of the nature of the specific amendments you will seek with your lenders, including any waivers related to noncompliance with covenants.

In response to the Staff’s comment, the Company has revised its disclosure under note 7 to the consolidated financial statements to disclose the nature and term of the restrictions imposed on the Company’s ability to pay distributions. In addition, the Company has updated its disclosure throughout the Amended Registration Statement to reflect the expected terms of the Proposed Senior Secured Revolving Credit Facility and the release of the guarantees. As mentioned above, the consummation of this offering is contingent upon the Company’s entry into the Proposed Senior Secured Revolving Credit Facility and the release of the guarantees.

Other

29.	Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the filing of your Form F-1 registration statement.

The Company notes the Staff’s comment and advises the Staff that a currently dated consent of its independent registered public accounting firm has been filed as Exhibit 23.1 to the Amended Registration Statement

30.	Please revise to update the financial statements as necessary to comply with Item 8A of Form 20-F.

The Company has updated the Amended Registration Statement to include financial statements as of and for the six month period ending June 30, 2013 to comply with Item 8A of Form 20-F.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1420, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Robert E. Lustrin

Robert E. Lustrin